Meeting of Stockholders - Voting Results

On May 2, 2011, the Fund held its Annual Meeting of Stockholders to consider the proposals set forth below. The following votes were recorded:

Proposal 1: To approve amendments to the Fund’s charter that would permit the Fund’s directors that are elected by holders of the Fund’s preferred stock, at such time that the Fund’s preferred stock is no longer outstanding, to continue to serve as directors of the Fund for the remainder of his or her term or until his or her successor is duly elected and qualified.

	# of Votes Cast	% of Votes Cast
For	11,951,493	96.58%
Against	316,422	2.56%
Abstain	107,367	0.86%
Non Vote	-	0.00%
TOTAL	12,375,282	100.00%

Proposal 2: To approve the removal of the Fund’s fundamental investment policy requiring the Fund to invest at least 25% of its total assets in Real Estate Related Companies.

	# of Votes Cast	% of Votes Cast
For	12,052,414	97.39%
Against	226,112	1.83%
Abstain	96,756	0.78%
Non Vote	-	0.00%
TOTAL	12,375,282	100.00%

Proposal 3: Election of Directors.

Election of Joel W. Looney as Director of the Fund (both common and preferred stockholder vote)

	# of Votes Cast	% of Votes Cast
For	20,159,039	98.91%
Against	222,028	1.09%
Abstain	-	0.00%
Abstain	20,381,067	100.00%